SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Woori Finance Holdings’ Preliminary Financial Performance Figures

for the First Quarter of 2009

The preliminary financial performance figures for Woori Finance Holdings for the three-month period ended on March 31, 2009, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2009	4Q 2008	% Change Increase (Decrease)		1Q 2008	% Change Increase (Decrease)
Revenue	1Q	24,242,039	39,081,393	(38.0)		13,828,203	75.3
	Cumulative Basis	24,242,039	86,901,262	—		13,828,203	75.3
Operating Income	1Q	290,886	(588,006)	N/A	*	786,873	(63.0)
	Cumulative Basis	290,886	1,115,506			786,873	(63.0)
Income before Income Tax Expense	1Q	252,059	(606,480)	N/A	*	841,111	(70.0)
	Cumulative Basis	252,059	1,190,247			841,111	(70.0)
Net Income	1Q	162,280	(664,791)	N/A	*	546,275	(70.3)
	Cumulative Basis	162,280	454,478	—		546,275	(70.3)

*N/A = Not applicable

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

We have reflected the results of operations of Woori Aviva Life Insurance (“Woori Aviva”) in each line item of our consolidated income statement, but have not reflected in our net income Woori Aviva’s net income prior to the date of its acquisition. (Date of acquisition: April 1, 2008)

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2009

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the three-month period ended on March 31, 2009, on a non-consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1Q 2009	4Q 2008	% Change Increase (Decrease)		1Q 2008	% Change Increase (Decrease)
Revenue	1Q	21,422,131	34,779,989	(38)		11,408,322	88
	Cumulative Basis	21,422,131	74,901,318			11,408,322	88
Operating Income	1Q	186,840	(658,760)	N/A	*	548,248	(66)
	Cumulative Basis	186,840	475,286			548,248	(66)
Income before Income Tax Expense	1Q	173,899	(665,625)	N/A	*	592,226	(71)
	Cumulative Basis	173,899	582,163			592,226	(71)
Net Income	1Q	167,453	(691,137)	N/A	*	444,638	(62)
	Cumulative Basis	167,453	233,976			444,638	(62)

*N/A = Not applicable

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: May 7, 2009	By: /s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director

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